

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

<u>VIA E-Mail</u>
Mr. Theodore E. Guth
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, 2nd Floor
Santa Monica, California 90401

    Re: Douglas Emmett, Inc.
            Form 10-K for the year ended December 31, 2011
            Filed on February 24, 2012
            File No. 001-33106

Dear Mr. Theodore E. Guth:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kevin Woody

                            Kevin Woody
                            Branch Chief